UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 22, 2025, Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (the “Buyer”), a wholly owned subsidiary of Eastern International Ltd, a Cayman Islands exempted corporation (the “Company”), entered into a Share Transfer Agreement (the “Agreement”) with Mr. Nan Luo, a 60% shareholder of Guizhou Minji Construction Engineering Co., Ltd. (“Guizhou Minji”) and Mr. Wei Chen, a 40% of Guizhou Minji (the “Sellers”), pursuant to which the Sellers agreed to sell 100% shares of Guizhou Minji to the Buyer (the “Share Transfer”). The purchase price of the Share Transfer is RMB 730,000 (approximately $102,883) and should be paid to the Sellers upon the satisfaction of the due diligence by the Buyer and completion of share transfer process with local Administration of Industry and Commerce. The Share Transfer was completed on October 27, 2025.

The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by reference to, a copy of the Agreement that is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

On October 27, 2025, the Company released a press release furnished herewith as Exhibit 99.1, announcing the Share Transfer.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Share Transfer Agreement by and between Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. and Guizhou Minji Construction Engineering Co., Ltd. dated October 22, 2025
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2025

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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